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SEC
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APR 07 2009

Washington, DC
122

09040435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67655

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xnergy Financial, ~~LLC~~ Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Willowbrook Office Park
(No. and Street)

Fairport (City) NY (State) 14450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul I Bloom 585-598-2660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

110 Wall Street (Address) New York (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul I Bloom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xnergy Financial LLC, as of April 6, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Sworn before me on 6th day of April 2009

Notary Public

DHANSINGHANI PRAKASH K
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DH6059993
Qualified in NASSAU COUNTY
COMMISSION EXP June 11,2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2008

Contents

KBL, LLP™
Certified Public Accountants & Advisors

Auditors' report

To the Member
Xnergy Financial, LLC
Fairport, New York

We have audited the accompanying balance sheet of Xnergy Financial, LLC as of December 31, 2008, and the related statements of operations, changes in member's capital, and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xnergy Financial, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

April 1, 2009

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
BALANCE SHEET
DECEMBER 31, 2008

Assets

Current assets		
Cash	$	8,893
Total current assets		**8,893**
Total assets	**$**	**8,893**

Liabilities and Member's Capital

Member's capital	$	8,893
Total liabilities and member's capital	**$**	**8,893**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2008

Revenue	$	117,500
Operating expenses		
Professional fees		117,635
Regulatory fees		7,092
Business license fees		10,292
Bank charges		331
Total operating expenses		**135,350**
Net loss	**$**	**(17,850)**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED
DECEMBER 31, 2008

Member's capital, beginning of year	$	13,743
Net loss		(17,850)
Capital contributions		13,000
Member's capital, end of year	**$**	**8,893**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2008

Cash flows from operating activities		
Net loss	$	(17,850)
Net cash used in operating activities		**(17,850)**
Cash flows from financing activities		
Capital contributions		13,000
Net cash provided by financing activities		**13,000**
Decrease in cash and cash equivalents		**(4,850)**
Cash and cash equivalents, beginning of year		13,743
Cash and cash equivalents, end of year	**$**	**8,893**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest expense		-

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital		
Total equity capital	$	8,893
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		-
Net capital before haircuts and undue concentration on securities positions		**8,893**
Haircuts and undue concentration on securities positions		-
	$	**8,893**
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	-
	$	**-**
Ratio: aggregate indebtedness to net capital		0 to 1
Computation of basis net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 100%	$	3,893

Reconciliation of December 31, 2008 audited computation of net capital and Company's unaudited December 31, 2008 Part IIA filing.

Unaudited December 31, 2008 net capital per December 31, 2008 Part IIA filing	$	8,893
Audit adjustments		-
Net capital	**$**	**8,893**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

Organization

Xnergy Financial, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company's primary focus is on raising capital for emerging businesses.

Xnergy Financial Corporation was formed in November 2006 in the State of California. At the end of 2007 the assets and liabilities of Xnergy Financial Corporation were transferred to Xnergy Financial, LLC as part of a conversion (the "Conversion") of Xnergy Financial Corporation into a Limited Liability Company. Before the Conversion Xnergy Financial Corporation was 100% owned by Xnergy, LLC.

Xnergy Financial, LLC is 100% owned by Xnergy, LLC.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, thus no federal or state income tax expense has been recorded in the financial statements. The net income (loss) of the Company is passed through to its sole member, Xnergy, LLC, and reported on their individual tax return.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 1 – OPERATING FACILITIES

The Company is 100% owned by Xnergy, LLC and uses its office space and other office resources. The Company is not charged for the use of these facilities.

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Member
Xnergy Financial, LLC
Fairport, New York

We have examined the financial statement of Xnergy Financial, LLC for the year ended December 31, 2008, and have issued our report therein dated April 1, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Xnergy Financial, LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

April 1, 2009

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**